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Registration No. 333-271910

May 2, 2025

Carbon Pulse

New physical EUA exchange-traded product to offer hedging, investment opportunities, says founder

Published 11:17 on May 1, 2025 / Last updated at 11:40 on May 1, 2025 / Alessandro Vitelli / Carbon Taxes, CBAM, EMEA, EU ETFS

A US-based exchange-traded product representing physical EU Allowances is set to debut on May 13—the first new investment vehicle for carbon permits after a number of exchange-traded funds closed in the past year—offering not just an investment opportunity, but also hedging possibilities for compliance entities and exporters to Europe, according to its founder.

The COtwo Advisors Physical European Carbon Allowance Trust will buy and hold physical EUAs and issue shares to investors that will represent the price performance of the allowances, in the same manner as existing exchange-traded funds (ETFs), such as SparkChange and Xtrackers’ exchange-traded contract.

Ronald Gutstein, founder and CEO of COtwo Advisors, which has set up the exchange-traded product (ETP), said the new product offers access for a variety of participants ranging from compliance to investors.

“We run the gamut of opportunities—investors who want exposure, for example,” he said. “I think we offer a pretty clean hedge for people that own European equities, as an expense hedge for people that have the equity exposure.”

“We also offer a very interesting balance sheet alternative for companies that have liability,” he added.

“Companies that have [compliance] obligations carry their EUA balances as inventory on the balance sheet, and you can only carry inventory at the lesser of cost or market value, so they’re always marking it down.”

“If they hold the EUA in an exchange-traded product, it then becomes a marketable security, and its price floats up and down in value based on mark-to-market, which provides a much better outlook for their financial statements, much more accurate, and smooths out earnings and probably increases liquidity.”

Gutstein also highlighted recent issues that shippers have faced when opening EU ETS accounts. “This gives them the option to take on a position and at least cover some of their exposure.”

It also offers a way for US-based importers into Europe to hedge their exposure to the bloc’s Carbon Border Adjustment Mechanism (CBAM) levy. Since CBAM certificates will be priced at the average weekly spot EUA auction price, an ETP that is based on spot EUAs rather than futures is more closely aligned in terms of price.

“We open up a world of access for people that would have a much more complicated path to getting it otherwise,” he said. “We also give people the opportunity to arbitrage, if you can be long the ETP and short the future.”

COtwo has opened accounts with Redshaw Advisors and Vertis Environmental Finance to purchase EUAs and has already held discussions with market makers who will offer liquidity when the ETP is launched.

The new vehicle will be listed on the NYSE ARCA exchange under the ticker “CTWO”.

By Alessandro Vitelli – av@carbon-pulse.com

COtwo Advisors Physical European Carbon Allowance Trust (CTWO) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting cotwoadvisors.com/prospectus. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling (866) 990-6442 or by contacting COtwo Advisors, LLC, 140 Elm Street, Suite 6, New Canaan, CT 06840.